SUNAMERICA EQUITY FUNDS
SHAREHOLDER INFORMATION (unaudited)

Supplemental Proxy Information: A Special Meeting of the Shareholders of the SunAmerica Global Balanced Fund ("Global Balanced Fund"), a separate series of the SunAmerica Equity Funds was held on September 5, 1997. The Fund voted in favor of adopting the following proposal.

To approve an Agreement and Plan of Reorganization and the proposed transaction with respect to Global Balanced Fund, whereby all of the assets and liabilities of Global Balanced Fund will be transferred to International Equity Portfolio, a series of Style Select Series, Inc., in exchange for shares of International Equity Portfolio, which will be distributed pro rata by Global Balanced Fund to the holders of its shares in complete liquidation of Global Balanced Fund.
                    Votes in        Votes        Votes
                    Favor of        Against      Abstained
                    1,513,276       85,861       88,217